      As filed with the Securities and Exchange Commission on April 2, 1999
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          ORIENTAL FINANCIAL GROUP INC.
             (Exact name of Registrant as specified in its charter)
                          -----------------------------


  COMMONWEALTH OF PUERTO RICO                                   66-0538893
(State or other jurisdiction of                             (I.R.S. Employer
Incorporation or organization)                              Identification No.)

                            HATO REY TOWER, SUITE 501
                             268 MUNOZ RIVERA AVENUE
                           SAN JUAN, PUERTO RICO 00918
                                 (787) 766-1986
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                          -----------------------------

                             JOSE ENRIQUE FERNANDEZ
                       CHAIRMAN OF THE BOARD OF DIRECTORS,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            HATO REY TOWER, SUITE 501
                             268 MUNOZ RIVERA AVENUE
                           SAN JUAN, PUERTO RICO 00918
                                 (787) 766-1986
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          -----------------------------

                                   COPIES TO:


    CARLOS O. SOUFFRONT                               JAVIER D. FERRER
      IVAN G. MARRERO                                 EDUARDO J. ARIAS
     MCCONNELL VALDES                         PIETRANTONI MENDEZ & ALVAREZ LLP
  250 MUNOZ RIVERA AVENUE                     BANCO POPULAR CENTER, SUITE 1901
SAN JUAN, PUERTO RICO 00918                       209 MUNOZ RIVERA AVENUE
      (787) 250-5672                            SAN JUAN, PUERTO RICO 00918
                                                       (787) 274-4918

                            ------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                                                                                     PROPOSED MAXIMUM
       TITLE OF SECURITIES                                                               AGGREGATE           AMOUNT OF
       TO BE REGISTERED                                                              OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Noncumulative Monthly Income Preferred Stock, Series A, $1.00 par value per share       $35,125,000           $9,764.75
==========================================================================================================================

1. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED APRIL 2, 1999

PROSPECTUS


                                1,225,000 Shares

                         ORIENTAL FINANCIAL GROUP INC.

            % NONCUMULATIVE MONTHLY INCOME PREFERRED STOCK, SERIES A

                         PRICE TO PUBLIC: $25 PER SHARE

         Oriental Financial Group is offering to the public 1,225,000 shares of its % Noncumulative Monthly Income Preferred Stock, Series A. The Series A Preferred Stock has the following characteristics:

                  -        Annual dividends of $      per share, payable
                           monthly, if declared by the board of directors. Missed dividends never have to be paid.

                  -        Redeemable at Oriental Financial Group's option
                           beginning on           , 2004.

                  -        No mandatory redemption or stated maturity.

         There is currently no public market for the Series A Preferred Stock. The New York Stock Exchange has approved for listing the Series A Preferred Stock under the symbol "OFGPrA."

         INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                                                                                        Per Share         Total
                  Public Offering Price ..............................................  $  25.00       $30,625,000

                  Underwriting Discounts .............................................  $ 0.7875       $   964,688

                  Proceeds to Oriental Financial Group ...............................  $24.2125       $29,660,312

         Oriental Financial Group has also granted the underwriters an over-allotment option to purchase up to 180,000 additional shares.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.


Santander Securities                             Keefe, Bruyette & Woods, Inc.


                 The date of this prospectus is April   , 1999

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----

PROSPECTUS SUMMARY.....................................................................3

RISK FACTORS...........................................................................7

 Dividends Will Not be Paid Unless Declared
       by the Board of Directors.......................................................7

 Missed Dividends Never Have to be Paid................................................7

 Banking Regulations May Restrict Oriental
       Financial Group's Ability to Pay
       Dividends.......................................................................7

 Fluctuations in Interest Rates May Hurt
       Oriental Financial Group's Business.............................................7

 Oriental Financial Group is at Risk Because
       its Business is Conducted in
       Puerto Rico.....................................................................7

 Oriental Financial Group's Business Would
       be Disrupted if its Computer Systems
       Cannot Work Properly with Year 2000
       Data............................................................................8

FORWARD-LOOKING STATEMENTS.............................................................8

USE OF PROCEEDS........................................................................9

CAPITALIZATION........................................................................10

SELECTED FINANCIAL DATA...............................................................11

SUMMARY OF CERTAIN TERMS OF THE SERIES
A PREFERRED STOCK.....................................................................13

DESCRIPTION OF CAPITAL STOCK..........................................................20

TAXATION..............................................................................21

UNDERWRITING..........................................................................30

WHERE YOU CAN FIND MORE
INFORMATION...........................................................................31

LEGAL MATTERS.........................................................................32

EXPERTS...............................................................................32

                                 -------------

         Prospective investors may rely only on the information incorporated by reference or contained in this prospectus. Neither Oriental Financial Group nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the information incorporated by reference into this prospectus and the "Risk Factors" section beginning on page 7.

         Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 180,000 shares subject to that option.

                                   THE COMPANY

         Oriental Financial Group is a bank holding company headquartered in San Juan, Puerto Rico, subject to regulation and supervision by the Federal Reserve Board. At December 31, 1998, Oriental Financial Group had $3.585 billion of total financial assets owned, managed or gathered. The total financial assets consist of $1.458 billion of assets owned and $1.314 billion of trust assets managed by Oriental Bank and Trust, and $813.3 million of customer investment assets gathered by Oriental Financial Services Corp.

         As a diversified financial institution, Oriental Financial Group provides a wide range of financial services to retail and institutional clients. Oriental Financial Group's core businesses are mortgage banking, trust and money management services, financial planning and securities brokerage services, and a full range of consumer lending and banking services provided through its network of twenty branches located throughout Puerto Rico.

         Oriental Financial Group's principal offices are located at Hato Rey Tower, Suite 501, 268 Munoz Rivera Avenue, San Juan, Puerto Rico 00918, and its telephone number is (787) 766-1986. Oriental Financial Group maintains a website at http://www.orientalfinancial.com.

                                  THE OFFERING

Series A Preferred
  Stock Offered......................................       1,225,000 shares; 1,405,000 shares if the underwriters
                                                            exercise their over-allotment option in full.


Offering Price ......................................       $25 per share.


Liquidation Preference...............................       If Oriental Financial Group is liquidated or dissolved,
                                                            you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available
                                                            for distribution.  You will be paid before any of Oriental
                                                            Financial Group's assets are distributed to holders of
                                                            common stock or any stock ranking junior to the Series A
                                                            Preferred Stock.


Dividends............................................       Dividends will be paid on the last day of each month
                                                            beginning on             , 1999.  The board of directors
                                                            must approve each dividend payment and any payment it
                                                            does not approve never has to be paid.  The annual
                                                            dividend rate is equal to    % of the liquidation preference
                                                            per share.


No Voting Rights.....................................       You will not have any voting rights, except as described
                                                            on page 16 of this prospectus.


Redemption at Oriental Financial Group's
  Option.............................................       Series A Preferred Stock may be redeemed beginning on
                                                                   , 2004 at Oriental Financial Group's option.
                                                            Redemption prices are discussed on page 14 of this
                                                            prospectus.


No Maturity Date or
  Mandatory Redemption...............................       The Series A Preferred Stock does not have a maturity
                                                            date. Oriental Financial Group is not required to
                                                            provide for the retirement of the Series A Preferred
                                                            Stock by mandatory redemption or sinking fund
                                                            payments.


Rank.................................................       The Series A Preferred Stock ranks senior to the common
                                                            stock of Oriental Financial Group.  Oriental Financial
                                                            Group may not issue preferred stock ranking senior to the
                                                            Series A Preferred Stock without the approval of holders
                                                            of at least two-thirds of the Series A Preferred Stock.


New York Stock Exchange
  Symbol.............................................       OFGPrA


                      SUMMARY FINANCIAL AND OPERATING DATA

         You should read the summary financial information presented below together with Oriental Financial Group's consolidated financial statements and notes which are incorporated by reference into this prospectus and with the historical financial information of Oriental Financial Group included under "Selected Financial Data" beginning on page 11 of this prospectus.

         The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders' equity for the period. Both ratios have been computed using month-end averages. The ratios for the six-month periods ended December 31, 1998 and 1997, have been presented on an annualized basis.

                                    SIX MONTH PERIOD
                                   ENDED DECEMBER 31,                                   YEAR ENDED JUNE 30,
                                ------------------------       -------------------------------------------------------------------
                                    1998          1997             1998         1997          1996           1995           1994
                                ------------------------       -------------------------------------------------------------------
                                                        (Dollars in thousands, except per share data)

OPERATING RESULTS AND
DIVIDENDS:
Net Income..................... $   12,426    $   10,153       $   21,410   $   16,562    $   14,736     $   12,107     $    9,827
Cash Dividends Paid Per
Share.......................... $     0.23    $     0.19       $     0.41   $     0.33    $     0.23     $     0.13     $     0.08


PERIOD END BALANCES:
Bank Assets Owned.............. $1,457,500    $1,202,600       $1,311,400   $1,068,600    $  877,400     $  744,400     $  655,000
Trust Assets Managed........... $1,313,800    $1,120,700       $1,310,000   $1,088,600    $  874,500     $  699,000     $  545,400
Broker-Dealer Customer
Assets Gathered................ $  813,300    $  560,600       $  741,400   $  524,900    $  293,100     $  195,400     $  153,200
                                ----------    ----------       ----------   ----------    ----------     ----------     ----------
Total Financial Assets......... $3,584,600    $2,833,900       $3,362,800   $3,197,800    $2,446,300     $1,911,700     $1,507,300
                                ==========    ==========       ==========   ==========    ==========     ==========     ==========

Stockholders' Equity........... $  110,772    $  101,292       $  107,030   $   89,394    $   79,903     $   69,705     $   55,684



SELECTED RATIOS:
Return on Average Assets.......       1.79%         1.73%            1.74%        1.84%         1.82%          1.77%          1.68%
Return on Average Equity.......      21.73%        21.09%           21.24%       21.17%        19.30%         19.05%         26.52%

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

         The ratios shown below measure Oriental Financial Group's ability to generate sufficient earnings to pay the fixed charges or expenses of its debt and preferred stock dividends. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends.


                                                        SIX MONTH PERIOD
                                                             ENDED
                                                          DECEMBER 31,                         YEAR ENDED JUNE 30,
                                                       ------------------     -----------------------------------------------------
                                                        1998        1997       1998       1997        1996        1995        1994
                                                       ------------------     -----------------------------------------------------



                 Ratio of Earnings to Combined
                 Fixed Charges and Preferred
                 Stock Dividends

                    Including Interest on Deposits     1.45x        1.43x     1.43x       1.43x       1.48x       1.49x       1.56x

                    Excluding Interest on Deposits     1.83x        1.78x     1.78x       1.81x       1.89x       1.79x       1.83x



         For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pretax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Oriental Financial Group's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.

         During the periods shown above Oriental Financial Group did not have preferred stock issued and outstanding.

                                  RISK FACTORS

         You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the Series A Preferred Stock.

DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS

         Monthly dividends will only be paid if declared by Oriental Financial Group's board of directors. The board of directors is not obligated or required to declare monthly dividends.

MISSED DIVIDENDS NEVER HAVE TO BE PAID

         If the board of directors does not declare a dividend for a particular month, those dividends never have to be paid.

BANKING REGULATIONS MAY RESTRICT ORIENTAL FINANCIAL GROUP'S ABILITY TO PAY DIVIDENDS

         Oriental Financial Group may not be able to pay dividends in the future if it does not earn sufficient net income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current net income. Oriental Financial Group had net income of $21.4 million for the year ended June 30, 1998 and of $12.4 million for the six-month period ended December 31, 1998. Banking regulations may also restrict the ability of Oriental Bank and Trust to make distributions to Oriental Financial Group. These distributions may be necessary for Oriental Financial Group to pay dividends on the Series A Preferred Stock.

FLUCTUATIONS IN INTEREST RATES MAY HURT ORIENTAL FINANCIAL GROUP'S BUSINESS

         Interest rate fluctuations is the primary market risk affecting Oriental Financial Group. Changes in interest rates affect the following areas, among others, of Oriental Financial Group's business:

         -        the number of mortgage loans originated;
         -        the interest income earned on loans and securities;
         -        the value of securities holdings; and
         -        gain from sales of loans and securities.

ORIENTAL FINANCIAL GROUP IS AT RISK BECAUSE ITS BUSINESS IS CONDUCTED IN PUERTO RICO

         Because all of Oriental Financial Group's business activities are conducted in Puerto Rico and a substantial portion of its credit exposure is in Puerto Rico, Oriental Financial Group is at risk from adverse economic, political or business developments and natural hazards that affect Puerto Rico. If Puerto Rico's economy experiences an overall decline as a result of these adverse developments or natural hazards, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios would probably increase substantially. This would cause Oriental Financial Group's profitability to decrease.

ORIENTAL FINANCIAL GROUP'S BUSINESS WOULD BE DISRUPTED IF ITS COMPUTER SYSTEMS CANNOT WORK PROPERLY WITH YEAR 2000 DATA

         Oriental Financial Group could experience a significant disruption to its business operations that could have an adverse effect on its profitability if its computer systems and the computer systems provided by third party vendors on which it relies are not able to properly use date calculations in the year 2000. Oriental Financial Group has taken steps that it believes are adequate to make sure this does not happen through a comprehensive year 2000 compliance program. However, Oriental Financial Group cannot assure you that these efforts will be completely successful. Problems suffered by providers of basic services, such as telephone, water, sewer and electricity could also have an adverse impact on Oriental Financial Group's daily operations. Oriental Financial Group is in the process of revising its existing business interruption contingency plans to address any disruptions of these basic services.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, including information incorporated in this prospectus by reference, contains certain "forward-looking statements" concerning Oriental Financial Group's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of Oriental Financial Group. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

                                 USE OF PROCEEDS

         The net proceeds to Oriental Financial Group after deducting expenses from the sale of shares of Series A Preferred Stock are estimated at approximately $29,395,312. If the Underwriters' over-allotment option is exercised in full, the net proceeds are estimated at $33,753,562. Oriental Financial Group intends to use the net proceeds for general corporate purposes, which may include:

         - making capital contributions to its banking and non-banking subsidiaries;

         -        increasing working capital; and

         -        repurchasing common stock under a repurchase program.

                                 CAPITALIZATION

         The following table shows the unaudited indebtedness and capitalization of Oriental Financial Group at December 31, 1998, on an actual basis and as adjusted to give effect to the issuance of the shares of Series A Preferred Stock offered by this prospectus. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, Oriental Financial Group had deposits of $618.6 million. This table should be read together with Oriental Financial Group's Consolidated Financial Statements and related notes incorporated by reference into this prospectus.

                                                                                               ACTUAL             AS ADJUSTED
                                                                                            -------------        -------------
                                                                                                  (DOLLARS IN THOUSANDS)

Borrowings
   Securities sold under agreements to repurchase.................................          $     534,290        $     534,290
   Advances and borrowings from The Federal Home Loan Bank of
     New York.....................................................................                 60,100               60,100
   Term notes and bonds payable...................................................                106,500              106,500
                                                                                            -------------        -------------
            Total borrowings......................................................          $     700,890        $     700,890
                                                                                            =============        =============
Stockholders' Equity
   Preferred stock, $1.00 par value; 5,000,000 shares authorized;
       1,225,000 shares of Series A Preferred Stock, as adjusted..................          $           0        $       1,225
   Common stock, $1.00 par value; 40,000,000 shares authorized;
       13,553,653 issued and outstanding at December 31, 1998.....................                 13,554               13,554
   Additional paid-in capital.....................................................                 23,969               52,139
   Legal surplus..................................................................                  6,468                6,468
   Retained earnings..............................................................                 72,596               72,596
   Treasury stock, at cost, 495,486 shares at December 31, 1998...................               (11,890)             (11,890)
   Accumulated other comprehensive income, net of taxes(1)........................                  6,075                6,075
                                                                                            -------------        -------------
            Total stockholders' equity............................................          $     110,772        $     140,167
                                                                                            =============        =============


----------------------

(1.) Consists of unrealized gains on securities available for sale, net of deferred tax.

                             SELECTED FINANCIAL DATA

         The following table shows certain selected consolidated financial and operating data of Oriental Financial Group on a historical basis as of and for the six-month periods ended December 31, 1998 and 1997, and for each of the five fiscal years in the period ended June 30, 1998. This information should be read together with Oriental Financial Group's Consolidated Financial Statements and the related notes incorporated by reference in this prospectus. Financial information for the six-month periods ended December 31, 1998 and 1997, is derived from unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. These adjustments consist only of normal recurring accruals. Results for the six-month period ended December 31, 1998, are not necessarily indicative of results for the full year.

         In fiscal 1998 Oriental Financial Group earned $21.4 million or 20% over the $17.9 million earned in fiscal 1997, excluding a one-time Savings Association Insurance Fund assessment. The increase in net income was mainly due to increases in net interest income and non-interest income. Earnings per common share on a diluted basis were $1.56 in fiscal 1998 or 19% higher than the $1.31 in fiscal 1997, in each case as adjusted to reflect a four-for-three stock split effected on October 15, 1998 and a five-for-four stock split effected on October 15, 1997. Oriental Financial Group's profitability ratios for fiscal 1998 resulted in a return on average assets of 1.74%, compared to 1.84% in fiscal 1997, and a return on average stockholders' equity of 21.24%, compared to 21.17% in fiscal 1997.

         Net interest income for fiscal 1998 reached $43.4 million, 16% or $5.9 million higher than the $37.5 million earned in fiscal 1997. This improvement in net interest income reflects an increase of $6.3 million due to a higher volume of net interest-earning assets; partially offset by an unfavorable effect in interest rates of $376,000, as a result of a reduction of 39 basis points in the interest rate margin. In fiscal 1998 the interest rate spread was 3.57%, compared to 3.89% in fiscal 1997, and the net interest margin was 3.80%, compared to 4.19% in fiscal 1997.

         Non-interest income rose 30% to $22.6 million in fiscal 1998, from $17.4 million in fiscal 1997. Trust, money management and brokerage fees, the principal components of recurring non-interest income, totaled $8.4 million, which represents an increase of 24% from the $6.8 million earned in fiscal 1997. Noninterest income from recurring mortgage banking activities, excluding fees from its mortgage loan servicing portfolio, reached $4.5 million in fiscal 1998, an increase of 95% over the $2.3 million earned in fiscal 1997. This increase was the result of greater mortgage origination volume and favorable market conditions for the sale of such loans in the secondary market.

         The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders' equity for the period. The efficiency ratio is computed by dividing recurring operating expenses by the sum of net interest income and recurring non-interest income. The expense ratio is computed by dividing net recurring operating expenses, which represents recurring non-interest expenses less recurring non-interest income, by total average interest-earning assets for the period. The average equity to average total assets ratio is computed by dividing average assets for the period by average stockholders' equity. The interest rate spread is the percentage difference or margin between the yield on interest-earning assets and the effective interest rate paid on interest-bearing liabilities. All ratios have been computed using month-end averages. All ratios, except for the interest rate spread, for the six-month periods ended December 31, 1998 and 1997, have been presented on an annualized basis. All per share information shown in the table has been adjusted to reflect a four-for-three stock split effected on October 15, 1998 and a five-for-four stock split effected on October 15, 1997.

                                                 SIX-MONTH PERIOD ENDED
                                                       DECEMBER 31,             FISCAL YEAR ENDED JUNE 30,
                                                 -----------------------   ------------------------------------
                                                    1998         1997         1998         1997         1996
                                                 ----------   ----------   ----------   ----------   ----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

OPERATING RESULTS AND
DIVIDENDS PAID:

Interest Income                                  $   54,873   $   48,331   $  101,580   $   82,629   $   70,447
Interest Expense                                     31,988       27,955       58,139       45,098       37,694
                                                 ----------   ----------   ----------   ----------   ----------
Net Interest Income                                  22,885       20,376       43,441       37,531       32,753
Provision for Loan Losses                             9,750        5,000        9,545        4,900        4,600
Recurring Non-Interest Income                         8,494        7,973       17,303       14,774       11,961
Non-recurring Non-Interest Income                     8,517        3,945        5,342        2,578        2,801
Recurring Non-Interest Expenses                      15,248       15,265       30,881       28,491       24,608
Non-recurring Non-Interest Expenses Expenses            337           51          400        1,830            0
Provision for Income Taxes                            2,135        1,825        3,850        3,100        3,571
                                                 ----------   ----------   ----------   ----------   ----------
 Net Income                                          12,426       10,153       21,410       16,562       14,736
SAIF Assessment, Net of Taxes                             0            0            0        1,333            0
                                                 ----------   ----------   ----------   ----------   ----------
Net Income (Excluding SAIF Assessment)           $   12,426   $   10,153   $   21,410   $   17,895   $   14,736
                                                 ==========   ==========   ==========   ==========   ==========

 Cash Dividends Paid                             $    3,026   $    2,474   $    5,442   $    4,369   $    3,184

PER SHARE DATA:

Diluted (Excluding SAIF Assessment)              $     0.92   $     0.74   $     1.57   $     1.31   $     1.06
Diluted                                          $     0.92   $     0.74   $     1.57   $     1.21   $     1.06
Cash Dividends Paid                              $     0.23   $     0.19   $     0.41   $     0.33   $     0.23
Book Value                                       $     8.17   $    7. 62   $     7.99   $     6.72   $     6.03
Market Price                                     $    31.31   $    22.18   $    27.66   $    16.95   $     9.50

Average Common  Shares Outstanding                   13,125       13,242       13,258       13,181       13,381
Average Potential Common Shares                         397          451          440          496          532
                                                 ----------   ----------   ----------   ----------   ----------
 TOTAL SHARES                                        13,522       13,693       13,698       13,677       13,913
                                                 ==========   ==========   ==========   ==========   ==========

PERIOD END BALANCES:

Bank Assets Owned                                $1,457,500   $1,202,600   $1,311,400   $1,068,600   $  877,400
Trust Assets Managed                              1,313,800    1,120,700    1,310,000    1,088,600      874,500
Broker-Dealer Customer Assets Gathered              813,300      560,600      741,400      524,900      293,100
                                                 ----------   ----------   ----------   ----------   ----------
Total Financial Assets                            3,584,600    2,883,900    3,362,800    2,682,100    2,045,000
Loans Serviced for Third Parties                          0            0            0      515,700      401,300
                                                 ----------   ----------   ----------   ----------   ----------
Total Financial Assets (Including Loans
Serviced)                                        $3,584,600   $2,883,900   $3,362,800   $3,197,800   $2,446,300
                                                 ==========   ==========   ==========   ==========   ==========

Investment and Trading Securities                $  837,320   $  585,619   $  706,652   $  468,594   $  350,736
Loans and Loans Held-for-sale, Net                  555,095      558,995      545,420      532,970      476,110
Interest-Earning Assets                          $1,392,415   $1,144,614   $1,252,072   $1,001,564   $  826,846
                                                 ==========   ==========   ==========   ==========   ==========

Deposits                                         $  618,622   $  531,058   $  571,431   $  497,542   $  382,557
Repurchase Agreements                               534,290      330,708      416,171      247,915      242,335
Borrowings                                          166,600      218,978      189,388      204,816      145,466
                                                 ----------   ----------   ----------   ----------   ----------
Interest-Bearing Liabilities                     $1,319,512   $1,080,744   $1,176,990   $  950,273   $  770,358
                                                 ==========   ==========   ==========   ==========   ==========

Stockholders' Equity                             $  110,772   $  101,292   $  107,030   $   89,394   $   79,903

REGULATORY CAPITAL RATIOS:

Leverage Capital                                       7.24%        7.97%        7.70%        8.17%        8.71%
Total Risk-Based Capital                              19.62%       19.45%       21.68%       18.66%       19.14%
Tier 1 Risk-Based Capital                             18.37%       18.20%       20.45%       17.53%       18.07%

SELECTED FINANCIAL RATIOS:

Return on Average Assets                               1.79%        1.73%        1.74%        1.84%        1.82%
Return on Average Equity                              21.73%       21.09%       21.24%       21.17%       19.30%
Efficiency Ratio                                      48.59%       52.35%       50.27%       52.76%       53.43%
Expense Ratio                                          1.05%        1.22%        1.13%        1.34%        1.52%
Average Equity to Average Total Assets                 7.60%        8.42%        8.16%        8.69%        9.44%
Interest Rate Spread                                   3.37%        3.58%        3.57%        3.89%        4.03%

OTHER INFORMATION:

Number of Banking Offices                                19           17           17           16           16


                                                 FISCAL YEAR ENDED JUNE 30,
                                                 --------------------------
                                                     1995         1994
                                                  ----------   ----------
                                        (DOLLARS INTHOUSANDS, EXCEPT PER SHARE DATA)

OPERATING RESULTS AND
DIVIDENDS PAID:

Interest Income                                  $   58,143   $   46,475
Interest Expense                                     30,423       22,843
                                                 ----------   ----------
Net Interest Income                                  27,720       23,632
Provision for Loan Losses                             2,550        2,000
Recurring Non-Interest Income                         9,157        8,363
Non-recurring Non-Interest Income                     2,275        1,609
Recurring Non-Interest Expenses                      21,590       18,752
Non-recurring Non-Interest Expenses Expenses              0            0
Provision for Income Taxes                            2,905        3,025
                                                 ----------   ----------
 Net Income                                          12,107        9,827
SAIF Assessment, Net of Taxes                             0            0
                                                 ----------   ----------
Net Income (Excluding SAIF Assessment)           $   12,107   $    9,827
                                                 ==========   ==========

 Cash Dividends Paid                             $    1,709   $      730

PER SHARE DATA:

Diluted (Excluding SAIF Assessment)              $     0.89   $    0.91
Diluted                                          $     0.89   $    0.91
Cash Dividends Paid                              $     0.13   $    0.08
Book Value                                       $     5.23   $    4.60
Market Price                                     $     7.61   $    5 .48

Average Common  Shares Outstanding                   12,743       10,035
Average Potential Common Shares                         870          820
                                                 ----------   ----------
 TOTAL SHARES                                        13,613       10,855
                                                 ==========   ==========

PERIOD END BALANCES:

Bank Assets Owned                                $  744,400   $  655,000
Trust Assets Managed                                699,000      545,400
Broker-Dealer Customer Assets Gathered              195,400      153,200
                                                 ----------   ----------
Total Financial Assets                            1,638,800    1,353,600
Loans Serviced for Third Parties                    272,900      153,700
                                                 ----------   ----------
Total Financial Assets (Including Loans
Serviced)                                        $1,911,700   $1,507,300
                                                 ==========   ==========

Investment and Trading Securities                $  290,106   $  279,303
Loans and Loans Held-for-sale, Net                  409,391      339,216
Interest-Earning Assets                          $  699,497   $  618,519
                                                 ==========   ==========

Deposits                                         $  313,542   $  249,192
Repurchase Agreements                               195,337           --
Borrowings                                          137,472      327,870
                                                 ----------   ----------
Interest-Bearing Liabilities                     $  646,351   $  577,062
                                                 ==========   ==========

Stockholders' Equity                             $   69,705   $   55,684

REGULATORY CAPITAL RATIOS:

Leverage Capital                                       8.89%       8.49%
Total Risk-Based Capital                              17.73%      19.92%
Tier 1 Risk-Based Capital                             17.00%      18.90%

SELECTED FINANCIAL RATIOS:

Return on Average Assets                               1.77%       1.68%
Return on Average Equity                              19.05%      26.52%
Efficiency Ratio                                      59.65%      61.04%
Expense Ratio                                          1.61%       1.80%
Average Equity to Average Total Assets                 9.31%       6.33%
Interest Rate Spread                                   4.04%       4.15%

OTHER INFORMATION:

Number of Banking Offices                                15          14

            SUMMARY OF CERTAIN TERMS OF THE SERIES A PREFERRED STOCK

         The following summary contains a description of the material terms of the Series A Preferred Stock. The summary is subject to and qualified in its entirety by reference to Oriental Financial Group's certificate of incorporation, as amended, and to the certificate of designation creating the Series A Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

DIVIDENDS

         If declared at the option of Oriental Financial Group's board of directors, holders of record of the Series A Preferred Stock will be entitled to receive cash dividends in the amount of $ per share each year, which is equivalent to % of the liquidation preference of $25 per share. Oriental Financial Group is not required to declare or pay dividends on the Series A Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

         Dividends on the Series A Preferred Stock will accrue from their date of original issuance and will be payable on the last day of each month in United
States dollars beginning on    , 1999. Payment of dividends will be made to the
holders of record of the Series A Preferred Stock as they appear on the books of Oriental Financial Group on the fifteenth day of the month in which the
dividends are payable. In the case of the dividend payable on    , 1999, this
dividend will cover the period from the date of issuance of the Series A
Preferred Stock to    , 1999. If any date on which dividends are payable is not
a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico, or New York, New York.

         Dividends on the Series A Preferred Stock will be noncumulative. If the board of directors does not declare a dividend for any monthly dividend period on the Series A Preferred Stock, then the holders of Series A Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future monthly dividend period.

         Dividends for any monthly dividend period will be paid in equal installments in the amount of $ per share. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

         Dividend payments will be mailed to the record holders of the Series A Preferred Stock at their addresses appearing on the register for the Series A Preferred Stock.

         The terms of the Series A Preferred Stock do not permit Oriental Financial Group to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of Oriental Financial Group ranking junior to he Series A Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of Oriental Financial Group, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series A Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series A Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and (3) Oriental Financial Group has not defaulted in the payment of the redemption price of any shares of Series A Preferred Stock called for redemption. See "Redemption at the Option of Oriental Financial Group." The above limitations do not apply to stock dividends or other distributions made in stock of Oriental Financial Group ranking junior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of Oriental Financial Group ranking junior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets.

         If Oriental Financial Group is unable to pay in full the dividends on the Series A Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series A Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the full dividends on the Series A Preferred Stock, for the then-current dividend period (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, if any, on such other classes of equally ranked stock, bear to each other.

         For a discussion of the tax treatment of distributions to stockholders see "Taxation," "Puerto Rico Taxation," and "United States Taxation," and for a discussion on certain potential regulatory limitations on Oriental Financial Group's ability to pay dividends, see "Risk Factors -- Banking Regulations May Restrict Oriental Financial Group's Ability to Pay Dividends."

NO CONVERSION OR EXCHANGE RIGHTS

         The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of Oriental Financial Group.

REDEMPTION AT THE OPTION OF ORIENTAL FINANCIAL GROUP

         Oriental Financial Group may not redeem the shares of the Series A
Preferred Stock prior to    , 2004. On and after that date, Oriental Financial
Group may redeem the Series A Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date.
The redemption prices for the twelve month periods beginning on    , 2004 are
shown below.

YEAR                                                                                                     REDEMPTION PRICE
----                                                                                                     ----------------

2004 ..........................................................................................               $25.50

2005 ..........................................................................................               $25.25

2006 and thereafter............................................................................               $25.00

         In the event that Oriental Financial Group elects to redeem less than all of the outstanding shares of the Series A Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors, or by any other method as the board of directors may consider fair. Any method chosen by Oriental Financial Group will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the Series A Preferred Stock may at the time be listed or eligible for quotation.

         Oriental Financial Group will mail a notice of any proposed redemption to the holders of record of the shares of Series A Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series A Preferred Stock will specify the number of shares of Series A Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If Oriental Financial Group redeems less than all the shares owned by a holder, the notice will also specify the number of shares of Series A Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures will be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by Oriental Financial Group to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock.

         If the redemption notice is properly mailed and Oriental Financial Group pays the redemption price, from and after the redemption date, all dividends on the shares of Series A Preferred Stock called for redemption will cease to accrue and all rights of the holders of the shares being redeemed as stockholders of Oriental Financial Group shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If Oriental Financial Group redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

         At its option, Oriental Financial Group may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed with a bank or trust company designated by Oriental Financial Group having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which Oriental Financial Group shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000 (hereinafter referred to as the "Depositary"). The Depositary will hold this amount in trust for payment to the holders of the shares of the Series A Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series A Preferred Stock to be redeemed, Oriental Financial Group will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the Depositary for payment.

         Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to Oriental Financial Group. After the funds are returned to Oriental Financial Group, the holders of shares called for redemption shall look only to Oriental Financial Group for the payment of the redemption price. Any interest accrued on any funds deposited with the Depositary will belong to Oriental Financial Group and shall be paid to Oriental Financial Group on demand.

         After the redemption of any shares of the Series A Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of serial preferred stock, without designation as to series, until these shares are once more designated as part of a particular series by the board of directors of Oriental Financial Group.

         Certain Regulatory Considerations Affecting Redemptions

         Under regulations adopted by the Federal Reserve Board, Oriental Financial Group may not redeem the Series A Preferred Stock, without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that Oriental Financial Group's condition and circumstances warrant the reduction of a source of permanent capital.

         Also, under Section 8.04 of the Puerto Rico General Corporation Law, Oriental Financial Group may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

         Upon any liquidation, dissolution, or winding up of Oriental Financial Group, the record holders of shares of Series A Preferred Stock will be entitled to receive out of the assets of Oriental Financial Group available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of Oriental Financial Group ranking junior upon liquidation to the Series A Preferred Stock, the amount of $25 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

         If Oriental Financial Group is liquidated or dissolved and the amounts payable with respect to the Series A Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series A Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets of Oriental Financial Group.

         A consolidation or merger of Oriental Financial Group with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of Oriental Financial Group, shall not be deemed to be a liquidation, dissolution, or winding up of Oriental Financial Group.

VOTING RIGHTS

         Holders of the Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of Oriental Financial Group, except as described below.

         If Oriental Financial Group does not pay dividends in full on the Series A Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the Series A Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members to the board of directors of Oriental Financial Group. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice of the appointment to Oriental Financial Group or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

         Not later than 30 days after the right of holders of Series A Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of Oriental Financial Group or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series A Preferred Stock and any such other stock will be entitled to convene the meeting.

         The provisions of the certificate of incorporation, as amended, and by-laws of Oriental Financial Group relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if Oriental Financial Group resumes the payment of dividends in full on the Series A Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods. The by-laws of Oriental Financial Group provide that the board of directors shall consist of such number of directors as established from time to time by a vote of a majority of the board of directors, provided that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. As of the date of this prospectus, Oriental Financial Group's board of directors consisted of nine members.

         Any change or cancellation of the rights and preferences of the Series A Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock. This approval can by evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series A Preferred Stock. The authorization or issuance of any shares of Oriental Financial Group ranking senior to the Series A Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series A Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series A Preferred Stock, will not be considered a change or abrogation of the rights of the Series A Preferred Stock and the consent of the holders of the Series A Preferred Stock will not be required in connection with this action.

         No vote of the holders of the Series A Preferred Stock will be required for Oriental Financial Group to redeem or purchase and cancel the Series A Preferred Stock in accordance with the certificate of incorporation, as amended, or the Certificate of Designation for the Series A Preferred Stock.

         Oriental Financial Group will cause a notice of any meeting at which holders of the Series A Preferred Stock are entitled to vote to be mailed to each record holder of the Series A Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.

Certain Regulatory Issues Related to Voting Rights

         Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series A Preferred Stock become entitled to vote for the election of directors as described above, the Series A Preferred Stock could be deemed a "class of voting securities." In this instance, a holder of 25% or more of the Series A Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% that otherwise exercises a "controlling influence" over Oriental Financial Group could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series A Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series A Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

         Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Oriental Financial Group.

         Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Oriental Financial Group, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Oriental Financial Group if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

Rank

         The Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

         - senior to all classes of common stock of Oriental Financial Group, and to all other equity securities issued by Oriental Financial Group the terms of which specifically provide that those equity securities will rank junior to the Series A Preferred Stock;

         - on a parity with all other equity securities issued by Oriental Financial Group the terms of which specifically provide that those equity securities will have equal rank as the Series A Preferred Stock; and

         - junior to all equity securities issued by Oriental Financial Group the terms of which specifically provide that those equity securities will rank senior to the Series A Preferred Stock.

         For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

         Oriental Financial Group may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series A Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock. See "Voting Rights" above.

TRANSFER AGENT; DIVIDEND DISBURSING AGENT; REGISTRAR

         American Stock Transfer and Trust Company will initially act as the transfer agent, dividend disbursing agent and registrar for the Series A Preferred Stock. Holders of the Series A Preferred Stock may contact American Stock Transfer and Trust Company, at the following address: 40 Wall Street, 46th Floor, New York, New York 10005, toll-free telephone number 1-800-937-5449, fax number 718-236-4588.

         The transfer of a share of Series A Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series A Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

         Registration of transfers of shares of Series A Preferred Stock will be effected without charge by or on behalf of Oriental Financial Group, but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.

         Oriental Financial Group will not be required to register the transfer of a share of Series A Preferred Stock after the share has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

         If any certificate for a share of Series A Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. Oriental Financial Group will issue a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership and indemnity. In all cases, the holder shall pay the out-of-pocket expenses of Oriental Financial Group as Oriental Financial Group may determine.

NO PREFERENTIAL RIGHTS TO PURCHASE ADDITIONAL SECURITIES

         Holders of the Series A Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of Oriental Financial Group.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

         Holders of the Series A Preferred Stock will have no right to require Oriental Financial Group to redeem or repurchase any shares of Series A Preferred Stock.

NO MANDATORY REDEMPTION OR SINKING FUNDING OBLIGATION

         The shares of Series A Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY ORIENTAL FINANCIAL GROUP

         Oriental Financial Group may, at its option, purchase shares of the Series A Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

         Oriental Financial Group is authorized to issue 40,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. The following is a summary of certain rights and privileges of the common stock and serial preferred stock. Statements in this summary are qualified in their entirety by reference to Oriental Financial Group's certificate of incorporation, as amended, and to the General Corporation Law of Puerto Rico.

COMMON STOCK

         As of February 28, 1999, there were 13,560,474 shares of common stock issued, of which 13,014,988 were outstanding and 545,486 were held by Oriental Financial Group as treasury shares. As of that date, a total of 750,000 shares were reserved for issuance in connection with Oriental Financial Group's 1998 Incentive Stock Option Plan. Under the 1996 Incentive Stock Option Plan, 1,025,590 shares were issued and are outstanding and 24,147 shares were reserved for issuance. All stock options issued under the 1996 Incentive Stock Option Plan are contingent upon Oriental Financial Group meeting or exceeding certain financial goals. Under the 1988 Stock Option Plan, 402,100 shares were issued and are outstanding. The common stock is traded in the New York Stock Exchange under the symbol "OFG." The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At each annual meeting of stockholders in which more than one director is being elected, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by the stockholder for as many persons as there are directors to be elected and for whose election the stockholder has a right to vote, or to accumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of his shares equals, or by distributing such votes on the same principle among any number of candidates.

         Subject to the rights of holders of the Series A Preferred Stock and any other outstanding shares of preferred stock, in the event of the liquidation, dissolution or distribution of assets of Oriental Financial Group, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders. The common stock has no redemption, conversion or sinking fund privileges.

         Subject to any dividend preferences which may be established with respect to any series of serial preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.

         Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of Oriental Financial Group.

         American Stock Transfer and Trust Company is the transfer agent and registrar for the common stock.

PREFERRED STOCK

         The certificate of incorporation, as amended, authorizes the board of directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of Oriental Financial Group's serial preferred stock at the time of issuance. As of the date of this prospectus, there are no series of preferred stock designated by Oriental Financial Group, other than the Series A Preferred Stock.

                                    TAXATION

GENERAL

         In the opinion of McConnell Valdes, San Juan, Puerto Rico, counsel to Oriental Financial Group, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of Series A Preferred Stock. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person's particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

         This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

         YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE APPLICATION TO
YOUR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX.

                              PUERTO RICO TAXATION

         The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series A Preferred Stock in light of the purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, "Special Partnerships," "Subchapter N Corporations," registered investment companies, and certain pension trusts.

         For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK

         Taxation of Dividends.

         General. Distributions of cash or other property made by Oriental Financial Group on the Series A Preferred Stock will be treated as dividends to the extent that Oriental Financial Group has current or accumulated earnings and profits. To the extent that a distribution exceeds Oriental Financial Group's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series A Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series A Preferred Stock and will be subject to income tax as described below.

         The following discussion regarding the income taxation of dividends on Series A Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Oriental Financial Group has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1972.

         Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series A Preferred Stock. This tax is generally required to be withheld by Oriental Financial Group or dividends paid on the Series A Preferred Stock. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

         Puerto Rico corporations will be subject to income tax on dividends paid on the Series A Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series A Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

         As a practical matter, dividends on the Series A Preferred Stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series A Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of Series A Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own name in order to ensure that no withholding is made on dividends.

         United States Citizens Not Residents of Puerto Rico. Dividends paid on the Series A Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by Oriental Financial Group. These individuals may elect for the 10% Special Tax and withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding the making of this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with Oriental Financial Group or its agent a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by Oriental Financial Group or its agent from individuals who have the shares of Series A Preferred Stock registered in their names. Individuals who hold shares of Series A Preferred Stock in "street name" will not be eligible to file with Oriental Financial Group or its agent withholding exemption certificates.

         Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Series A Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Oriental Financial Group.

         Foreign Corporations. The income taxation of dividends paid on the Series A Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico in the taxable year of the dividend.

         A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include all net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series A Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

         In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series A Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

         A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series A Preferred Stock.

         Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

         Taxation of Gains Upon Sales or Exchanges other than Redemptions.

         General. The sale or exchange of Series A Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series A Preferred

Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series A Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholders' holding period of the Series A Preferred Stock exceeds six months.

         Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series A Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%.

         If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 25%.

         United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series A Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series A Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 20%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

         Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series A Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the gain will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a net capital gain, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

         Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series A Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 25% if it qualifies as a long-term capital gain.

         In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series A Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

         A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series A

Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series A Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the gain will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

         Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

         Taxation of Redemptions.

         A redemption of shares of the Series A Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of Oriental Financial Group's current or accumulated earnings and profits if it is "essentially equivalent to a dividend." Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

         If the redemption of the Series A Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "Taxation of Gains upon Sales or Exchanges (Not including Redemptions)" for a sale or exchange of Series A Preferred Stock. Gain on the redemption of Series A Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series A Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 25%.

         If the stockholder of the Series A Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series A Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these prospective shareholders should be aware that a gain realized from a redemption of the Series A Preferred Stock may be subject to Puerto Rico income tax.

ESTATE AND GIFT TAXATION

         The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series A Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION

         Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series A Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series A Preferred Stock.

         A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series A Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series A Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

         The Series A Preferred Stock will not be subject to Puerto Rico property tax.

                             UNITED STATES TAXATION

         The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series A Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the existing United States Internal Revenue Code of 1986 (the "Code") and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series A Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, "Subchapter S Corporations," life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

         As used herein, the term "U.S. Holder" means a beneficial owner of Series A Preferred Stock that does not own directly, constructively or by attribution 10% or more of the voting stock of the Company and is, for United States federal income tax purposes:

         -        a citizen or resident of the United States,

         - a corporation organized under the laws of a state of the United States,

         - a corporation organized under the laws of the United States or of any political subdivision thereof, or

         - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

OWNERSHIP AND DISPOSITION OF THE SERIES A PREFERRED STOCK

         Taxation of Dividends.

         General. Under the source of income rules of the Code, dividends on the Series A Preferred Stock will constitute gross income from sources outside the United States if less than 25% of Oriental Financial Group's gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since its incorporation in 1972, Oriental Financial Group has not, nor does it expect in the future, that 25% or more of its gross income will be effectively connected with a trade or business in the United States. Accordingly, dividends on the Series A Preferred Stock distributed by Oriental Financial Group will constitute gross income from sources outside the United States so long as Oriental Financial Group continues to meet the gross income test described above.

         U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under "Passive Foreign Investment Company Rules" below, distributions made with respect to the Series A Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of Oriental Financial Group as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Oriental Financial Group exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series A Preferred Stock and thereafter as capital gain.

         Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by Oriental Financial Group in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation -- Ownership and Disposition of Series A Preferred Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by Oriental Financial Group will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

         Puerto Rico U.S. Holders. In general, and subject to the discussion under "Passive Foreign Investment Company Rules" below, distributions of dividends made by Oriental Financial Group on the Series A Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within

Puerto Rico, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.

         PR Corporations. In general, distributions of dividends made by Oriental Financial Group on the Series A Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

         Taxation of Capital Gains.

         U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series A Preferred Stock, including redemptions treated as sales or exchanges of the Series A Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series A Preferred Stock and the amount realized on the sale or other disposition. Subject to the discussion under "Passive Foreign Investment Company Rules" below, the gain or loss will be a capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

         Gain recognized by a U.S. Holder on the sale or other disposition of Series A Preferred Stock generally will be treated as United States source income.

         Puerto Rico U.S. Holders. In general, and subject to the discussion under "Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series A Preferred Stock, including redemptions treated as sales or exchanges of the Series A Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of
Section 865(g)(1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder's gross income and
(3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under
Section 302 of the Code will generally be subject to income tax under the Code as dividends.

         PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series A Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies." Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

         Backup Withholding. Certain corporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series A Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

         The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company ("PFIC") as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

         Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), Oriental Financial Group believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Oriental Financial Group's expectation, the Series A Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether Oriental Financial Group remains a PFIC, with respect to (1) any "excess distribution" by Oriental Financial Group to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series A Preferred Stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Series A Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series A Preferred Stock if shorter.

         Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series A Preferred Stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Oriental Financial Group is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

         As an alternative to these rules, if Oriental Financial Group were a PFIC, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series A Preferred Stock, provided that the Series A Preferred Stock will constitute "marketable stock" for purposes of these rules.

         In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series A Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

         Under current law, if Oriental Financial Group is a PFIC in any year, a U.S. Holder who beneficially owns Series A Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from Oriental Financial Group and any gain realized on the disposition of Series A Preferred Stock.

ESTATE AND GIFT TAXATION

         The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series A Preferred Stock by death or gift.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), Oriental Financial Group has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from Oriental Financial Group, the aggregate number of shares of Series A Preferred Stock set forth opposite their names below.

                              UNDERWRITER                                                                       NUMBER OF SHARES(1)
                              -----------                                                                       -------------------

Santander Securities Corporation of Puerto Rico.......................................................................

Keefe, Bruyette & Woods, Inc. ........................................................................................

            Total.....................................................................................................1,225,000
                                                                                                                      =========

--------------------------------------
(1)      Assumes no exercise of the underwriters' over-allotment option

         Under the terms and conditions of the Underwriting Agreement, Oriental Financial Group is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series A Preferred Stock shown in the table above, if any of the shares of Series A Preferred Stock are purchased.

         The underwriters propose to offer the shares of Series A Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at the public offering price less a concession not to exceed $ per share. The underwriters or the selected dealers may reallow a commission to certain other dealers not to exceed $ per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

         Oriental Financial Group has granted the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 180,000 additional shares of Series A Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series A Preferred Stock offered hereby.

         The offering of the Series A Preferred Stock is being conducted pursuant to Rule 2720(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. because Oriental Financial Services Corp., an indirect wholly-owned subsidiary of Oriental Financial Group and registered broker-dealer, will participate as a member of the selling group for the initial public offering of the Series A Preferred Stock. In accordance with Rule 2720(d), Keefe, Bruyette & Woods, Inc. has acted as "qualified independent underwriter" and the price of the Series A Preferred Stock was no higher than that recommended by Keefe, Bruyette & Woods, Inc. as qualified independent underwriter. Keefe, Bruyette & Woods, Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

         The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Oriental Financial Group as well as the proceeds received by Oriental Financial Group from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 180,000 shares.

                                                                                                   Total Assuming Full
                                                                                                    Exercise of Over-
                                                            Per Share            Total              Allotment Option
                                                            ---------            -----              ----------------

Public Offering Price.....................................  $  25.00          $30,625,000             $35,125,000

Underwriting Discounts....................................  $ 0.7875          $   964,688             $ 1,106,438

Proceeds to Oriental Financial Group......................  $24.2125          $29,660,312             $34,018,562

         Until the distribution of the Series A Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series A Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series A Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Stock.

         If the underwriters create a short position in the Series A Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series A Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series A Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

         Oriental Financial Group estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $265,000. This amount includes the reimbursement of certain out-of-pocket expenses to the underwriters.

         In connection with this offering, Oriental Financial Group has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

         The New York Stock Exchange has approved for listing the Series A Preferred Stock under the symbol "OFGPrA."

         The underwriters have from time to time been customers of, engaged in transactions with, or performed services for, Oriental Financial Group and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future.

                       WHERE YOU CAN FIND MORE INFORMATION

         Oriental Financial Group files annual, quarterly and current reports, proxy statements and other information with the SEC. Oriental Financial Group has also filed with the SEC a Registration Statement on Form S-3, to register the Series A Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about Oriental Financial Group and the shares of Series A Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

         You may read and copy any document filed by Oriental Financial Group with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Oriental Financial Group files its SEC materials electronically with the SEC, so you can also review Oriental Financial Group's filings by accessing the website maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about Oriental Financial Group by visiting its website at http://www.orientalfinancial.com.

         The SEC allows Oriental Financial Group to "incorporate by reference" the information it files with them, which means Oriental Financial Group can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that Oriental Financial Group files with the SEC automatically updates and supersedes previously filed information. Oriental Financial Group has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

         -        Annual Report on Form 10-K for the year ended June 30, 1998;
                  and

         - Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998 and December 31, 1998.

         Oriental Financial Group also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Oriental Financial Group has not authorized anyone else to provide you with different information. Oriental Financial Group is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

         Oriental Financial Group will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to Oriental Financial Group Inc., Attention: Mr. Rafael Valladares, Senior Vice President and Controller, Hato Rey Tower, Suite 503, 268 Munoz Rivera Avenue, San Juan, Puerto Rico 00918, telephone: (787) 766-1986.

                                  LEGAL MATTERS

         The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for Oriental Financial Group by McConnell Valdes, San Juan, Puerto Rico. As of March 31, 1999, attorneys working in McConnell Valdes owned, in the aggregate, approximately 59,887 shares of common stock of Oriental Financial Group. Certain legal matters will be passed upon for the underwriters by Pietrantoni Mendez & Alvarez LLP, San Juan, Puerto Rico.

                                     EXPERTS

         The consolidated financial statements of Oriental Financial Group as of June 30, 1998 and 1997 and for each of the three years in the period ended June 30, 1998, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

                                1,225,000 SHARES



                          ORIENTAL FINANCIAL GROUP INC.



                                 % NONCUMULATIVE
                                 MONTHLY INCOME
                            PREFERRED STOCK, SERIES A


                         PRICE TO PUBLIC: $25 PER SHARE




                        ---------------------------------

                             PRELIMINARY PROSPECTUS

                        ---------------------------------






                              SANTANDER SECURITIES

                          KEEFE, BRUYETTE & WOODS, INC.


                             ----------------------





                                        , 1999








================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

         Securities and Exchange Commission
           registration fee...................................................................................    $  9,764.75
         NASD filing fee......................................................................................       4,012.50
         Printing and engraving expenses......................................................................      20,000.00
         NYSE listing fee.....................................................................................      14,750.00
         Accounting fees and expenses.........................................................................      30,000.00
         Legal fees and expenses..............................................................................     135,000.00
         Advertising..........................................................................................      30,000.00
         Miscellaneous expenses...............................................................................      21,472.75
                                                                                                                  -----------

                     Total....................................................................................    $265,000.00
                                                                                                                  ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 1.02(B)(6) of the Puerto Rico General Corporation Law (the "PR-GCL") provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director's fiduciary duties. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase, or obtaining an improper personal benefit.

         Article Ninth of Oriental Financial Group's certificate of incorporation, as amended, provides that the personal liability of the directors and officers of Oriental Financial Group for monetary damages shall be eliminated to the fullest extent permitted by the PR-GCL.

         Section 4.08 of the PR-GCL authorizes a Puerto Rico corporation to indemnify its officers and directors and to purchase and maintain insurance on behalf of its officers and directors against liabilities arising out and pending or threatened actions, suits or proceedings to which such officers or directors are or may be made parties by reason of being officers or directors of the corporation. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of shareholders or otherwise.

         Section 1 of Article VII of Oriental Financial Group's by-laws provides that directors, officers, employees and agents of Oriental Financial Group shall be indemnified to the fullest extent authorized by the PR-GCL against expenses and certain other liabilities arising out of legal action brought or threatened against them for their conduct on behalf Oriental Financial Group, provided that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to Oriental Financial Group's best interests. Indemnification by Oriental Financial Group is available in a criminal action only if such person had no reasonable cause to believe that his conduct was unlawful.

         Section 4 of Article VII of Oriental Financial Group's by-laws provides that Oriental Financial Group may maintain insurance covering certain liabilities of officers, directors, employees and agents of

Oriental Financial Group, whether or not Oriental Financial Group would have the power or would be required to indemnify them against such liabilities.

         The resolutions of the board of directors adopted on March 30, 1999, approving the issuance and sale of the Series A Preferred Stock provide that, to the extent permitted by Oriental Financial Group's certificate of incorporation, as amended, and applicable law, Oriental Financial Group (1) will indemnify and hold harmless the directors and executive officers and their attorney-in-facts who signed this Registration Statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this Registration Statement or any other registration statement filed in connection with the Series A Preferred Stock; and (2) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claim.

ITEM 16.  EXHIBITS.

       EXHIBIT                          DESCRIPTION OF DOCUMENT
       -------                          -----------------------
         NO.
         ---

          1                    Form of Underwriting Agreement

          3                    Certificate of Incorporation, as amended, of Oriental Financial Group Inc.

        4.1                    Certificate of Designation designating the terms of the Series A Preferred Stock

        4.2                    Form of Series A Preferred Stock Certificate

          5                    Opinion regarding legality of McConnell Valdes

          8                    Opinion regarding tax matters of McConnell Valdes

         12                    Statement re: Computation of Consolidated Ratio of Earnings to Combined Fixed
                               Charges and Preferred Stock Dividends

       23.1                    Consent of PricewaterhouseCoopers LLP

       23.2                    Consents of McConnell Valdes (included in the opinions of counsel filed as Exhibits 5 and 8 hereto)

       24.1                    Power of Attorney (included in page II-4 hereof)

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Oriental Financial Group pursuant to the provision described under Item 15 above, or otherwise, Oriental Financial Group has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Oriental Financial Group of expenses incurred or paid by a director, officer, or controlling person of Oriental Financial Group in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Oriental Financial Group will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 2nd day of April, 1999.

                                    ORIENTAL FINANCIAL GROUP INC.


                                    By:   /s/ Jose Enrique Fernandez
                                       -----------------------------------------
                                              Jose Enrique Fernandez
                                        Chairman of the Board of Directors,
                                       President and Chief Executive Officer


                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Jose Enrique Fernandez, Rafael Valladares and Andres Morgado, each acting singly, his true and lawful attorneys-in-fact and agents each with full power of substitution and re-substitution for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(a) under the Securities Act of 1933, and to file the same, with all entities thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to interest and purposes as he might or could do in person, hereby notifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                      TITLE                                           DATE
                ---------                                      ------                                          ----

                                                      Chairman of the Board of
                                                             Directors,
        /s/Jose Enrique Fernandez                          President and
    ---------------------------------                Chief Executive Officer                              March 30, 1999
          Jose Enrique Fernandez                                                                 ---------------------------------


                                                     Senior Vice President and
           /s/Rafael Valladares                              Controller
    ---------------------------------               (Principal Financial Officer)                         March 30, 1999
            Rafael Valladares                                                                    ---------------------------------


           /s/Pablo I. Altieri                                Director
    ---------------------------------
             Pablo I. Altieri                                                                             March 30, 1999
                                                                                                 ---------------------------------


            /s/Efrain Archilla                                Director
    ---------------------------------
             Efrain Archilla                                                                              March 30, 1999
                                                                                                 ---------------------------------


           /s/Julian S. Inclan
    ---------------------------------
             Julian S. Inclan                                 Director                                    March 30, 1999
                                                                                                 ---------------------------------


         /s/Diego Perdomo Alvarez
    ---------------------------------
          Diego Perdomo Alvarez                               Director                                    March 30, 1999
                                                                                                 ---------------------------------


        /s/Alberto Richa Angelini
    ---------------------------------
          Alberto Richa Angelini                              Director                                    March 30, 1999
                                                                                                 ---------------------------------


         /s/Emilio Rodriguez, Jr.
    ---------------------------------
          Emilio Rodriguez, Jr.                               Director                                    March 30, 1999
                                                                                                 ---------------------------------


           /s/Maricarmen Aponte
    ---------------------------------
            Maricarmen Aponte                                 Director                                    March 30, 1999
                                                                                                 ---------------------------------


           /s/Francisco Arrivi
    ---------------------------------
             Francisco Arrivi                                 Director                                    March 30, 1999
                                                                                                 ---------------------------------

                                INDEX OF EXHIBITS

           EXHIBIT NO.                        DESCRIPTION OF DOCUMENT                                        PAGE NO.
           -----------                        -----------------------                                        --------

                1                  Form of Underwriting Agreement

                3                  Certificate of Incorporation, as amended, of Oriental
                                   Financial Group Inc.

              4.1                  Certificate of Designation designating the terms of
                                   the Series A Preferred Stock

              4.2                  Form of Series A Preferred Stock Certificate

                5                  Opinion regarding legality of McConnell Valdes

                8                  Opinion regarding tax matters of McConnell Valdes

               12                  Statement re: Computation of Consolidated Ratio of
                                   Earnings to Combined Fixed Charges and Preferred
                                   Stock Dividends

             23.1                  Consent of PricewaterhouseCoopers LLP

             23.2 Consents of McConnell Valdes (included in the opinions of counsel filed as Exhibits 5 and 8 hereto)

             24.1                  Power of Attorney (included in page II-4 hereof)